Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

CONNECTED TRANSACTION ACQUISITION OF 50% OF A SHORT FILM AND RELATED ELEMENTS

On December 18, 2014, a Company subsidiary, MCE IP, and a Crown subsidiary, CFL, entered into the Assignment Agreement, under which (a) CFL agreed to assign exclusively to MCE IP a 50% undivided share of the Property and Rights, at a consideration of US$15,619,261; and (b) MCE IP and CFL agreed to share equally in all present and future financial obligations relating to the Property and Rights, subject to the terms of the Assignment Agreement.

Crown is a controlling shareholder of the Company. CFL, being a subsidiary of Crown, is a connected person of the Company under the Listing Rules. Accordingly, the Assignment constitutes a connected transaction of the Company under the Listing Rules.

As one or more of the applicable percentage ratios in respect of the Assignment exceed 0.1% but are less than 5%, the Assignment is subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under the Listing Rules.

ASSIGNMENT AGREEMENT

Particulars of the Assignment Agreement are as follows:

Date

December 18, 2014

Parties

CFL as assignor

MCE IP as assignee

Subject matters

Under the Assignment Agreement, (a) CFL agreed to assign exclusively to MCE IP a 50% undivided share of the Property and Rights; and (b) MCE IP and CFL agreed to share equally in all present and future financial obligations relating to the Property and Rights, which took effect from November 1, 2014 that was consistent with the commencement date of the exploitation right to the Property and Rights as agreed by Crown and the counterparties of the Production Agreements previously signed.

Consideration and payment

The Assignment Agreement stated the consideration for the Assignment as USD15,619,261, payable by MCE IP within five (5) business days from the date of execution of the Assignment Agreement in a manner agreed by CFL and MCE IP.

The consideration was determined after arm’s length negotiations between CFL and MCE IP with reference to the costs incurred and paid by CFL, prior to and as of the date of execution of the Assignment Agreement.

Other material terms

CFL agreed to notify, within 15 days from the date of execution of the Assignment Agreement, the contracting parties to the Production Agreements in relation to the Assignment.

INFORMATION OF THE PROPERTY AND RIGHTS

The Short Film would be produced for the purpose of promoting the Company’s properties in Asia and Crown’s properties in Australia. Certain elements including commercials, trailer, electronic press kit consisting of a “making-of” the Short Film and photo shoot-type program, and print advertisements, would be derived from the Short Film for promoting the Company’s properties.

As at the date of Assignment Agreement, Crown contributed an amount of USD31,238,523, which was the book value of the Property and Rights. As at the date of this announcement, no profit was attributable to the Property and Rights.

REASONS FOR AND BENEFITS OF ENTERING INTO THE TRANSACTION

The Directors (including the independent non-executive Directors) considered the Property and Rights, being part of the promotional campaign materials, which would be compelling and important considering the caliber and reputation of the artists involved. By entering into the Assignment Agreement, the Group would be able to co-own and co-finance the Property and Rights with full legal protection against third parties since November 1, 2014.

The Directors (including the independent non-executive Directors) considered that the terms of the Assignment Agreement to be on normal commercial terms, being fair and reasonable, in the Group’s ordinary and usual course of business and in the best interest of the Company and its shareholders as a whole.

Mr. James Packer (Non-executive Director and Co-Chairman of the Board) being the ultimate shareholder of Crown (the ultimate holding company of CFL) was deemed to have a material interest in the Assignment Agreement and hence abstained from voting at the Board resolutions for considering and approving the Assignment Agreement. Other than Mr. James Packer, to the best of the Directors’ knowledge and information, no other Directors had a material interest in the Assignment or otherwise required to abstain from voting from the Board resolutions for considering and approving the same under the articles of association of the Company or applicable laws and regulations.

INFORMATION ABOUT THE GROUP AND THE COUNTERPARTY

Melco Crown Entertainment, with its shares listed on the Main Board of the Stock Exchange (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, is developing and will operate and manage City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

MCE IP is a subsidiary of the Company and principally engaged in investment holding for trademark licenses.

CFL is a subsidiary of Crown and an investment holding company. Crown is one of Australia’s largest hospitality entertainment groups and engaged in gaming business globally.

LISTING RULES IMPLICATIONS

Crown is a controlling shareholder of the Company. CFL, being a subsidiary of Crown, is a connected person of the Company under the Listing Rules. Accordingly, the Assignment constitutes connected transactions of the Company under the Listing Rules.

As one or more of the applicable percentage ratios in respect of the Assignment exceed 0.1% but are less than 5%, the Assignment is subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context otherwise requires:

“Assignment”	the assignment of a 50% undivided share of the Property and Rights

“Assignment Agreement”	the co-financing, co-ownership and assignment agreement dated December 18, 2014 entered into between CFL as assignor and MCE IP as assignee in relation to the Assignment

“Board”	the board of directors of the Company

“CFL”	Crown Films LLC, a company incorporated under the laws of Delaware, USA with limited liability, and a subsidiary of Crown

“Company” or “Melco Crown Entertainment”	Melco Crown Entertainment Limited, a company incorporated under the laws of Cayman Islands with limited liability, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL)

“Crown”	Crown Resorts Limited, a company incorporated under the laws of Victoria, Australia, and a controlling shareholder of the Company through Crown Entertainment Group Holdings Pty, Ltd. and Crown Asia Investments Pty, Ltd., with its shares listed on Australian Securities Exchange

“Director(s)”	director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Macau”	the Macau Special Administrative Region of the People’s Republic of China

“MCE IP”	MCE (IP) Holdings Limited, a company incorporated under the laws of the British Virgin Islands with limited liability, and a subsidiary of the Company

“Production Agreements”	collectively, refer to all underlying contracts entered into by CFL and/or its agents with independent third parties in relation to the production of the Short Film and its related elements

“Property and Rights”	the Short Film and all related elements, and all the rights in them

“Short Film”	the short film produced for the purpose of promoting the Company’s properties in Asia and Crown’s properties in Australia

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“USD”	United States dollars, the lawful currency of the United States of America, including its territories and possessions

“%”	percent.

By Order of the Board
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, December 18, 2014

As of the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.